Exhibit 99.39

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES MAJOR  MULTI WELL FARMOUT AGREEMENT

FOR IMMEDIATE RELEASE, Thursday, December 1, 2005

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to announce a multi well farmout agreement

(Calgary, December 1, 2005) /CNW/ - Penn West Petroleum Ltd. (“Penn West”), as administrator of Penn West Energy Trust, is pleased to announce that it has entered into a farmout letter agreement (the “Agreement”) with Apache Canada Ltd. (“Apache”), effective November 28, 2005. The Agreement encompasses approximately 566 gross sections (362,240 acres) of land in the Amigo-Zama-Shekilie areas of Northern Alberta. The transaction is subject to regulatory approval.

Apache has committed to drill, test and complete a minimum of 50 wells on these lands, targeting shallow, medium and deep geologic horizons including the Bluesky, Sulphur Point and Keg River formations. Apache will earn a predetermined working interest on the lands which it can validate, subject to a no deductions, non convertible gross overriding royalty interest (“NCGORR”) on future production volumes. Depending on its drilling success, Apache will have the option to continue drilling additional wells pursuant to the Agreement. In addition, Apache will commit to shooting a minimum of 45 square miles of 3D seismic over the lands and will re-enter, test and recomplete a further 10 existing wells to earn Penn West’s interests, also subject to a NCGORR with no deductions. In conjunction with the Agreement, Penn West will sell its remaining production in the Shekilie area to Apache for the purchase price of $1,500,000.00.

Penn West Energy Trust is a senior oil and natural gas energy income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Fax: (403) 777-2699

Toll-free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502